April 12, 2010

VIA EDGAR CORRESPONDENCE

Ms. Patsy Mengiste

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:    The Hartford Mutual Funds, Inc. (SEC File Nos. 333-02381 and 811-07589) and The Hartford Mutual Funds II, Inc. (SEC File Nos. 002-11387 and 811-00558) (the “Registrants”)

Dear Ms. Mengiste:

We are writing to follow-up on a telephone conversation Kevin Bopp had with you on February 26, 2010, with respect to correspondence filed on February 24, 2010, which responded to comments you provided telephonically to Kevin Bopp, Stephanie Capistron, Michael Phillips and Ellen Valvo on January 27, 2010, with respect to The Hartford Mutual Funds, Inc. Post-Effective Amendment No. 81 and The Hartford Mutual Funds II, Inc. Post-Effective Amendment No. 108.

During the conversation, you reiterated the Securities and Exchange Commission staff’s comment that the Registrants change the caption “Net operating expenses” to “Total fund operating expenses after expense reimbursement” in each fund’s prospectus.  Instruction 3(e) to Item 3 of Form N-1A states that a fund with a contractual expense reimbursement should place “additional captions directly below the ‘Total Annual Fund Operating Expenses’ caption of the table and should use appropriate descriptive captions, such as ‘Fee Waiver [and/or Expense Reimbursement]’ and ‘Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],’ respectively.”  Because the captions in the Instruction are examples of appropriate captions, and we believe that Form N-1A does not require that such captions be used in a fund’s prospectus.

Sincerely,

/s/ Kathryn S. Cohen

Kathryn S. Cohen

cc:	Michael Phillips
John V. O’Hanlon

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[HARTFORD LETTERHEAD]

Exhibit

The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

April 12, 2010

VIA EDGAR CORRESPONDENCE

Ms. Patsy Mengiste

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (SEC File Nos. 333-02381 and 811-07589) Post-Effective Amendment No. 81 and The Hartford Mutual Funds II, Inc. (SEC File Nos. 002-11387 and 811-00558) (together with The Hartford Mutual Funds, Inc., the “Registrants”) Post-Effective Amendment No. 108

Dear Ms. Mengiste:

In connection with a response being made on behalf of the Registrants to comments you provided with respect to the Amendments, each Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald

Edward P. Macdonald

Vice President, Secretary and Chief Legal Officer

The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc.